                                          SECURITIES AND EXCHANGE COMMISSION

                                                WASHINGTON, D.C. 20549


In the Matter of
                                                     CERTIFICATE
AMEREN CORPORATION
                                                          OF
File No. 70-9133
                                                     NOTIFICATION
(Public Utility Holding Company
Act of 1935)



           This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24, as an amendment to the filing made on February 28, 2001. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.

8)       Balance Sheets:
       The balance sheets of Central Illinois Public Service Company and Union Electric Company are attached as Amended Exhibit A.



                                                      SIGNATURE

           The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                  AMEREN CORPORATION



                                              By  /s/ Steven R. Sullivan
                                          --------------------------------
                                                   Steven R. Sullivan
                                            Vice President, General Counsel
                                                    and Secretary

March 2001

                                                               Amended Exhibit A
                                                                     Page 1 of 2

                                       CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                                    BALANCE SHEET
                                        (Thousands of Dollars, Except Shares)

                                                                          December                December
                                                                          31, 2000                31, 1999
ASSETS                                                                      ----                    ----
------
Property and plant, at original cost:
   Electric                                                               $1,195,418             $2,422,002
   Gas                                                                       273,573                267,909
                                                                   ------------------       ----------------
                                                                           1,468,991              2,689,911
   Less accumulated depreciation and amortization                            654,897              1,260,582
                                                                   ------------------       ----------------
                                                                             814,094              1,429,329
Construction work in progress                                                  6,558                 43,435
                                                                   ------------------       ----------------
         Total property and plant, net                                       820,652              1,472,764
                                                                   ------------------       ----------------
Investments and other assets:
   Intercompany notes receivable                                             511,701                   -
   Intercompany tax receivable                                               194,975                   -
   Other assets                                                               17,085                 17,722
                                                                   ------------------       ----------------
        Total investments and other assets                                   723,761                 17,722

Current assets:
   Cash and cash equivalents                                                  29,801                 12,536
   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,777 and $1,828, respectively)                        160,996                124,587
   Other accounts and notes receivable                                        25,035                 20,875
   Intercompany notes receivable                                              39,925                   -
   Intercompany tax receivable                                                15,809                   -
   Materials and supplies, at average cost -
      Fossil fuel                                                             22,560                 47,291
      Other                                                                    9,821                 33,931
   Other                                                                       6,240                 10,387
                                                                   ------------------       ----------------
         Total current assets                                                310,187                249,607
                                                                   ------------------       ----------------
Regulatory assets:
   Deferred income taxes                                                          91                 21,520
   Other                                                                      12,450                 20,141
                                                                   ------------------       ----------------
         Total regulatory assets                                              12,541                 41,661
                                                                   ------------------       ----------------
TOTAL ASSETS                                                              $1,867,141             $1,781,754
                                                                   ==================       ================

CAPITAL AND LIABILITIES
-----------------------
Capitalization:
   Common stock, no par value, 45,000,000 shares authorized -
     25,452,373 shares outstanding                                          $120,033               $120,033
   Retained earnings                                                         435,211                414,345
                                                                   ------------------       ----------------
         Total common stockholder's equity                                   555,244                534,378
   Preferred stock not subject to mandatory redemption (Note 6)               80,000                 80,000
   Long-term debt (Note 8)                                                   463,174                493,625
                                                                   ------------------       ----------------
         Total capitalization                                              1,098,418              1,108,003
                                                                   ------------------       ----------------
Current liabilities:
   Current maturity of long-term debt (Note 8)                                30,000                 35,000
   Intercompany notes payable                                                223,320                132,900
   Accounts and wages payable                                                106,739                 82,800
   Accumulated deferred income taxes                                          19,639                 22,621
   Taxes accrued                                                              13,899                 32,145
   Other                                                                      33,448                 39,619
                                                                   ------------------       ----------------
         Total current liabilities                                           427,045                345,085
                                                                   ------------------       ----------------
Commitments and Contingencies (Notes 2 and 11)
Accumulated deferred income taxes                                            273,505                216,661
Accumulated deferred investment tax credits                                   12,965                 32,169
Regulatory liability                                                          34,898                 34,004
Other deferred credits and liabilities                                        20,310                 45,832
                                                                   ------------------       ----------------
TOTAL CAPITAL AND LIABILITIES                                             $1,867,141             $1,781,754
                                                                   ==================       ================


                                                               Amended Exhibit A
                                                                     Page 2 of 2

                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                  -------------
                      (Thousands of Dollars, Except Shares)

                                                                    December 31,            December 31,
ASSETS                                                                   2000                    1999
------                                                                   ----                    ----
Property and plant, at original cost:
   Electric                                                               $9,449,275             $9,210,122
   Gas                                                                       236,139                223,789
   Other                                                                      37,140                 37,156
                                                                   ------------------       ----------------
                                                                           9,722,554              9,471,067
   Less accumulated depreciation and amortization                          4,571,292              4,320,910
                                                                   ------------------       ----------------
                                                                           5,151,262              5,150,157
Construction work in progress:
   Nuclear fuel in process                                                   117,789                 88,830
   Other                                                                     111,527                 92,833
                                                                   ------------------       ----------------
         Total property and plant, net                                     5,380,578              5,331,820
                                                                   ------------------       ----------------
Investments and other assets:
   Nuclear decommissioning trust fund                                        190,625                186,760
   Other                                                                      65,811                 59,748
                                                                   ------------------       ----------------
         Total investments and other assets                                  256,436                246,508
                                                                   ------------------       ----------------
Current assets:
   Cash and cash equivalents                                                  19,960                117,308
   Accounts receivable - trade (less allowance for doubtful
         accounts of $6,251and $5,308, respectively)                         277,947                229,612
   Other accounts and notes receivable                                        28,216                 19,803
   Intercompany notes receivable                                             255,570                165,700
   Materials and supplies, at average cost -
      Fossil fuel                                                             52,155                 65,292
      Other                                                                   82,161                 90,921
   Other                                                                      16,757                 19,205
                                                                   ------------------       ----------------
         Total current assets                                                732,766                707,841
                                                                   ------------------       ----------------
Regulatory assets:
   Deferred income taxes                                                     599,973                600,604
   Other                                                                     146,373                156,789
                                                                   ------------------       ----------------
         Total regulatory assets                                             746,346                757,393
                                                                   ------------------       ----------------
TOTAL ASSETS                                                              $7,116,126             $7,043,562
                                                                   ==================       ================

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, 150,000,000 shares authorized -
     102,123,834 shares outstanding                                        $ 510,619              $ 510,619
   Other paid-in capital, principally premium on
     common stock                                                            701,896                701,896
   Retained earnings                                                       1,358,137              1,221,167
                                                                   ------------------       ----------------
         Total common stockholder's equity                                 2,570,652              2,433,682
   Preferred stock not subject to mandatory redemption (Note 7)              155,197                155,197
   Long-term debt (Note 9)                                                 1,760,439              1,882,601
                                                                   ------------------       ----------------
         Total capitalization                                              4,486,288              4,471,480
                                                                   ------------------       ----------------
Current liabilities:
   Current maturity of long-term debt (Note 9)                                 -                     11,423
   Accounts and wages payable                                                293,511                234,845
   Accumulated deferred income taxes                                          30,325                 48,139
   Taxes accrued                                                              86,125                119,699
   Other                                                                     196,127                208,373
                                                                   ------------------       ----------------
         Total current liabilities                                           606,088                622,479
                                                                   ------------------       ----------------
Commitments and contingencies (Notes 2, 12 and 13)
Accumulated deferred income taxes                                          1,315,109              1,248,721
Accumulated deferred investment tax credits                                  132,922                138,665
Regulatory liability                                                         148,643                154,399
Other deferred credits and liabilities                                       427,076                407,818
                                                                   ------------------       ----------------
TOTAL CAPITAL AND LIABILITIES                                             $7,116,126             $7,043,562
                                                                   ==================       ================